Investment Office
P.O. Box 2749
Sacramento, CA 95812-2749
Telecommunications Device for the Deaf - (916) 795-3240
Telephone: (916) 795-2731

DATE

NAME
FIRM
ADD1
ADD2

Dear Shareowner of UnitedHealth Group:

I am writing to you on behalf of the California Public Employees’ Retirement System (CalPERS). CalPERS is the largest public pension system in the U.S., with approximately $240 billion in assets. We manage retirement benefits and health insurance on behalf of nearly 1.5 million members.

CalPERS is a significant long-term shareowner of UnitedHealth Group and owns approximately 6.4 million shares. With UnitedHealth’s Annual Meeting of Shareowners to be held on May 29, 2007, we are writing to call your attention to an important proposal (Proposal 11 on the proxy card) which would request the Board to amend UnitedHealth’s bylaws to provide shareowner access to the company’s proxy materials under certain circumstances. Access to the proxy will enable shareowners to include nominees for election to the board of directors on the company’s proxy statement. Effective access to the proxy is of critical importance to long-term shareowners. CalPERS urges UnitedHealth shareowners to vote FOR Shareholder Proposal No. 4 (Proposal 11 on the proxy card) granting shareowners effective proxy access.

VOTE FOR SHAREHOLDER PROPOSAL NO. 4
(Proposal 11 on the proxy card)

➢
Shareholder Proposal No. 4 allows for meaningful yet responsible shareowner access to the director nomination process to promote board accountability and a culture focused on creating long-term shareowner value.

CalPERS believes that allowing meaningful shareowner access to the company’s proxy materials in order to nominate candidates for election to the board of directors is the most effective mechanism for ensuring director accountability at UnitedHealth. UnitedHealth shareowners do not currently have the right to include nominees for election to the board of directors on the company proxy statement as a means to promote board accountability and a culture focused on creating sustainable long-term value. To ensure that long-term shareowners can responsibly invoke use of the proxy access provision when they satisfy certain criteria, our proposal provides that only shareowners that have beneficially owned 3% or more of UnitedHealth’s outstanding common stock for at least two years will be eligible to nominate up to two candidates for election to the Board. (See attached for full text of the proposal.)

California Public Employees’ Retirement System
Lincoln Plaza East - 400 Q Street, Suite E4800 - Sacramento, CA 95814

SHAREHOLDER PROPOSAL NO. 4 - A NON-BINDING SOLUTION
FOR ENSURING ACCOUNTABILITY

➢
Shareholder Proposal No. 4 is non-binding and requests the board to amend UnitedHealth’s bylaws to establish procedures for including shareowner nominated director candidates in the company’s proxy statement. If adopted, Shareholder Proposal No. 4 would allow shareowner nominees to be included for shareowner consideration along with management nominees in board elections.

Today at UnitedHealth, only the board is empowered to put a director nominee up for election on the proxy statement. CalPERS believes that boards that control their own membership can lead to a culture characterized by unaccountable and entrenched directors. It is our experiencebelief that such a culture may result in abusive executive compensation practices, fraud, or other misconduct - which in turn causes the destruction of shareowner value.

The “Wilmer Cutler Report”1  documents the “options backdating” scandal that occurred at UnitedHealth. According to the report:

•	Millions of option grants at UnitedHealth were “likely backdated” over a twelve-year period.
•	Option grants to new hires and to employees receiving promotions were backdated “as a matter of policy.”
•	There were financial conflicts of interest between the former CEO and the former Compensation Committee Chair at the time the CEO’s employment agreement was re-negotiated by the committee chair.
•	UnitedHealth’s internal controls related to option grants were “inadequate.”
•	UnitedHealth’s senior management failed to ensure that option granting practices were appropriate.

These improper option grants led to a financial restatement at UnitedHealth. In a recent press release, UnitedHealth stated that a $1.526 billion reduction in previously reported net earnings “principally reflects additional stock-based compensation expense and the related tax effects associated with the Company’s historic stock options practices.”2

_____________
[1]
Report of Wilmer Cutler Pickering Hale and Dorr LLP To The Special Committee Of The Board Of Directors Of UnitedHealth Group, Inc (summarized and available in its entirety on UnitedHealth’s website at: http://www.unitedhealthgroup.com/news/rel2006/1015SeriesofActions.htm ).

[2]	The March 6, 2007 press release may be found on UnitedHealth’s website at http://www.unitedhealthgroup.com/news/rel2007/0306_financial_restatement.htm

Allowing shareowners the right to nominate directors through the proxy will inform the Board that (1) this type of conduct is unacceptable to the company’s owners and (2) director candidates nominated by shareowners should share the proxy with candidates nominated by the Board. Shareowners should be represented by a board that is focused on creating sustainable shareowner value while demonstrating a culture of holding company management accountable.

VOTE FOR SHAREHOLDER PROPOSAL NO. 4
(Proposal 11 on the proxy card)

➢	As one of the largest shareowners of UnitedHealth, CalPERS urges you to vote FOR Shareholder Proposal No. 4.

We believe that responsible shareowner access to the director nomination process is a vital priority for sustaining a system of corporate governance that fosters democracy, director accountability and long-term value creation. CalPERS believes providing shareowners with an effective mechanism to nominate qualified director nominees is essential to restoring genuine accountability in the boardroom and fostering a culture that aligns the interests of directors with those of the owners of a company - its shareowners.

Please refer to the proxy statement for more information or call The Altman Group, Inc. who is assisting us with this effort toll-free at (800) 314-9816 or at (201) 460-1200 if you have any questions or need assistance in voting your shares.

Sincerely,

Christianna Wood
Senior Investment Officer, Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of one or more of the following forms of communication: mail, e-mail, and/or telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to the proxy voting agent in the envelope that was provided to you.

ATTACHMENT

SHAREHOLDER PROPOSAL

RESOLVED, the shareholders of UnitedHealth Group, Inc. (the “Company”), request that the Board amend the Company’s bylaws to add the following to Section 3.03:

Notwithstanding the above, the corporation shall include in its proxy materials for a meeting of shareholders at which directors are to be elected the name, together with the Disclosure and Statement (both as defined in this section 3.17), of any person nominated for election to the Board of Directors by a shareholder or group thereof that satisfies the requirements of this section 3.17 (the “Nominator”), and allow shareholders to vote with respect to such nominee on the corporation’s proxy card. Each Nominator may nominate up to two candidates for election at a meeting.

A Nominator must:

(a) have beneficially owned 3% or more of the corporation’s outstanding common stock (“Required Shares”) continuously for at least two years;

(b) provide written notice received by the Secretary within the time period specified in the first paragraph of this section containing (i) with respect to the nominee, (A) the information required by such section and (B) such nominee’s consent to being named in the proxy statement and to serving as a director if elected; and (ii) with respect to the Nominator, proof of ownership of the Required Shares; and

(c) execute an undertaking that it agrees to (i) assume all liability stemming from any legal or regulatory violation arising out of the Nominator’s communications with the corporation’s shareholders, including, without limitation, the Disclosure and Statement; (ii) to the extent it uses soliciting material other than the corporation’s proxy materials, comply with all applicable laws and regulations, including, without limitation, the SEC’s Rule 14a-12.

The Nominator may furnish a statement, not to exceed 500 words, in support of the nominee’s candidacy (the “Statement”) at the time the Disclosure is submitted. The Board of Directors shall adopt a procedure for timely resolving disputes over whether notice of a nomination was timely given and whether the Disclosure and Statement comply with this section 3.17 and any applicable SEC rules.

SUPPORTING STATEMENT
As an indication of the extent of the compensation problems at many public corporations, President George W. Bush recently said he was “floored” when he sees “guys making a billion dollars as a CEO of a company.” President Bush also stated that he hopes that “shareholders should take a good hard look at some of these companies.”
The “Wilmer Cutler Report” exposed many compensation-related problems at the Company including inadequate internal controls, a lack of disclosure regarding financial relationships between the former CEO and the Chairman of the Compensation Committee, the improper “repricing” of options and the improper “backdating” of options. For these reasons, CalPERS is sponsoring this proposal to advise the Board that shareowners should have a meaningful voice in the election of the Board of Directors.
Access to the proxy for purposes of electing a director nominated by large shareowners is the most effective mechanism for ensuring accountability.
Please vote FOR this proposal.